Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
TOTAL VOTING RIGHTS
London, 29 October 2010 — Randgold Resources Limited announces that, in accordance with FSA’s Disclosure Rules and Transparency Rules, its issued share capital consists of 90,984,870 (ninety million nine hundred and eighty four thousand and eight hundred and seventy) ordinary shares of US$0.05 each.
Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Randgold Resources. Randgold Resources holds 6,000 (six thousand) issued ordinary shares in Treasury. In addition, 75,181 (seventy five thousand and one hundred and eighty one) ordinary shares, including ordinary shares represented by American Depositary Shares (“ADSs”) are currently held by Computershare Investor Services, Inc. on trust for former shareholders of Moto, who have yet to claim the ordinary shares (or ADSs, as applicable) to which they are entitled following the acquisition of Moto in October 2009. These shares (and ADSs, as applicable) will not confer voting rights whilst held on trust.
Therefore, the total number of voting rights in the Company is 90,903,689 (ninety million nine hundred and three thousand six hundred and eighty nine).
The above figure can be used by shareholders (and others with notification obligations) as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, Randgold Resources under the FSA’s Disclosure and Transparency Rules.
Randgold Resources Enquiries:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com